Exhibit 99.1

Brookfield Renewable Partners

PRESS RELEASE
All amounts in Canadian dollars unless otherwise stated

BROOKFIELD RENEWABLE ANNOUNCES QUARTERLY DIVIDEND RATE ON ITS SERIES 2 PREFERENCE SHARES

BROOKFIELD, News, April 3, 2017 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today announced the quarterly dividend on Brookfield Renewable Power Preferred Equity Inc.'s floating-rate Class A Preference Shares, Series 2 ("Series 2 Shares").

The dividend is paid at an annual rate, calculated for each quarter, of 2.62% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the May 1, 2017 to July 31, 2017 dividend period will be 0.78969% (3.133% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.197423 per share, payable on July 31, 2017.

The Series 2 Shares are listed on the TSX under the trading symbol "BRF.PR.B".

Brookfield Renewable Partners
Brookfield Renewable Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at bep.brookfield.com.  Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with US$250 billion of assets under management.

For more information, please contact:
Zev Korman Tel: (416) 359-1955 Email: zev.korman@brookfieldrenewable.com